EXHIBIT 99.1
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              COMPTON PETROLEUM ANNOUNCES SUCCESSFUL COMPLETION OF
                CONSENT SOLICITATION AND PRICING OF TENDER OFFER

CALGARY, November 16, 2005 /CNW/ -- Compton Petroleum Corporation ("Compton") announced today that, as of November 14, 2005, holders of approximately 96% of its outstanding 9.90% Series A Senior Notes due 2009 (CUSIP Number: 204940AD2) (the "Notes") had tendered Notes and delivered consents in connection with the tender offer and consent solicitation that it and Compton Petroleum Holdings Corporation ("Holdings"), its wholly-owned subsidiary, commenced on October 31, 2005. Accordingly, Compton, the guarantors of the Notes and the trustee under the Indenture relating to the Notes have executed and delivered a supplemental indenture containing the amendments described in the Offer to Purchase and Consent Solicitation Statement dated October 31, 2005. The amendments will not become operative unless the Notes are accepted for purchase in accordance with the terms of the tender offer. If the amendments become operative, holders of all untendered Notes will be bound thereby. Holdings will not be required to purchase any of the Notes tendered and Compton will not be required to pay any consent payments unless certain conditions have been satisfied, including the receipt of the net proceeds of a private placement of debt securities in an amount sufficient to pay the aggregate consideration payable pursuant to the offer.

As previously announced, the tender offer is scheduled to expire at midnight, New York City time, on November 29, 2005, unless otherwise extended. As of the expiration of the consent period at 5:00 p.m., New York City time, November 14, 2005, tendered Notes may no longer be withdrawn.

Compton further announced that the price to be paid for each US$1,000 principal amount of Notes tendered and accepted for payment would be US$1,041.95, plus accrued and unpaid interest to, but not including, the payment date. In addition, holders who delivered consents on or before November 14, 2005 will receive a consent fee of US$30 per US$1,000 principal amount of Notes, for a total consideration (exclusive of accrued and unpaid interest) of US$1,071.95 per US$1,000 principal amount. Compton and Holdings expect that the validly tendered Notes will be accepted for payment on or promptly after the date on which conditions to the tender offer and consent solicitation have been satisfied.

This announcement is not an offer to purchase, a solicitation of an offer to sell or a solicitation of consent with respect to any Notes. The full terms of the tender offer and the consent solicitation are set forth in the Offer to Purchase and Consent Solicitation Statement, dated October 31, 2005, and in the related Consent and Letter of Transmittal.

Credit Suisse First Boston LLC ("CSFB") is the Dealer Manager and Solicitation Agent for the tender offer and consent solicitation. Questions regarding the tender offer and consent solicitation should be directed to CSFB at 800-820-1653 (Toll Free) or 212-538-0652. Requests for documents should be directed to Morrow & Co., Inc., the Information Agent for the tender offer and consent solicitation, at 445 Park Avenue, New York, NY 10022, 800-654-2468 (Toll Free) or 212-754-8000.

ABOUT COMPTON PETROLEUM CORPORATION AND COMPTON PETROLEUM HOLDINGS CORPORATION

Compton is an Alberta-based independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. Holdings is a corporation incorporated under the laws of the Province of Alberta, Canada and a wholly-owned subsidiary of Compton. Holdings was formed solely for the purpose of making the tender offer with Compton.

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Compton's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Compton makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

For further information: contact Compton Petroleum Corporation, E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations, Telephone: (403) 237-9400, Fax (403) 237-9410.